ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

November 18, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 17, 2003 – Announcement of Monthly Distribution and 3rd Quarter Conference Call

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 11/24

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

November 18, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 17, 2003 – Announcement of Monthly Distribution and 3rd Quarter Conference Call

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

November 17, 2003

Advantage Announces Monthly Distribution of $0.23 per Unit & 3rd Quarter Conference Call & Webcast on November 25, 2003

(TSX: AVN.UN)

CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of November will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 17.4% based on the November 17, 2003 closing price of $15.89 per Unit.

The distribution will be payable on December 15, 2003 to Unitholders of record at the close of business on December 1, 2003. The ex-distribution date is November 27, 2003. The cash distribution is based on 31.4 million Units currently outstanding.

The Fund will release its Third Quarter 2003 results on Monday, November 24, 2003.

A conference call will be held on Tuesday, November 25, 2003 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00 p.m. on Tuesday November 25 until approximately midnight, December 1, 2003 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, confirmation number 79492 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com